

OATH OR AFFIRMATION

I, Lindsay Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Cavanaugh & Associates, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer / General Counsel

Title

Notary Public

AMY MACNAMARA STATE OF NEW YORK NOTARY PUBLIC Qualified in Westchester County No. 01MA6410332 MY COMMISSION EXPIRES 10/19/20

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption from SEA Rule 15c3-3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 046982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2020   AND ENDING   12/31/2020

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hamilton Cavanaugh & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. Broadway
                                             (No. and Street)

White Plains	NY	10603-2408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lindsay Hamilton   (941) 761-6110
                                                                               (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     Morey, Nee, Buck & Oswald, LLC

                                (Name -- *if individual, state last, first, middle name*)

2571 Bagylos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)   *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

Hamilton, Cavanaugh & Associates, Inc.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NO. 8-46982

FOR THE YEAR ENDED
DECEMBER 31, 2020

(with Report of Registered Independent Public Accounting Firm)

TABLE OF CONTENTS

	Page No.
Report of Registered Independent Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 7

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Hamilton Cavanaugh & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hamilton Cavanaugh & Associates, Inc.'s management. Our responsibility is to express an opinion on Hamilton Cavanaugh & Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Cavanaugh & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck / Oswald, LLC

We have served as Hamilton Cavanaugh & Associates, Inc.'s auditor since 2014.

Bethlehem, Pennsylvania

March 30, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Hamilton, Cavanaugh & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 309,168
Receivable from broker-dealers and plan sponsors	33,774
Receivable from affiliate	2,952
Property and equipment, less accumulated depreciation	57,509
Right-of-use asset	16,787
Other assets	19,977
TOTAL ASSETS	**$ 440,167**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Notes payable	$ 47,755
Lease liability	16,787
PPP loan payable	10,415
Accounts payable and accrued expenses	31,804
TOTAL LIABILITIES	**106,761**

STOCKHOLDER'S EQUITY

Common stock, no par value	
200 shares authorized,	
Issued and outstanding	16,000
Additional paid-in capital	150,000
Retained earnings	167,406
TOTAL STOCKHOLDER'S EQUITY	**333,406**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 440,167**

The accompanying notes are an integral part of this statement.

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Hamilton, Cavanaugh & Associates, Inc. (the "Company"), a New York State corporation, is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is engaged in the sale of variable annuities and mutual funds, primarily in New York and New Jersey.

INCOME TAXES

The Company is organized as an S corporation under the applicable provisions of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2017 through the present are subject to examination by the taxing authorities.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACOUNTING GUIDANCE

In June, 2016, the FASB issued Accounting Standards Update (ASU) 2016-13-Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020 under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company follows ASC Topic 606, "Revenue from Contracts with Customers." Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or

3

services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Significant Judgements

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commissions

The Company generates two types of commission revenues, front-end sales commissions that occur at the point of sale, as well as trailing commissions for which the Company provides ongoing support, awareness and education to its clients. Front-end sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been satisfied. Commission revenue includes mutual fund, and fixed and variable product trailing fees, which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed.

NOTE 2: PROPERTY AND EQUIPMENT

Depreciation is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Equipment	5 – 7
Fixtures	7
Autos	5

At December 31, 2020:

Equipment	$ 471,826
Fixtures	120,886
Autos	262,957
Subtotal	855,669
Accumulated depreciation	(798,160)
Property and equipment, less accumulated depreciation	$ 57,509

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 3: CREDIT AND MARKET RISK

The Company maintains its cash balances at one financial institution. The Federal Deposit Insurance Company (FDIC) insures up to $250,000 of deposits maintained in non-interest-bearing transaction accounts at any member financial institution. At December 31, 2020, the Company had an uninsured balance of $59,168 at a financial institution.

NOTE 4: CONCENTRATION OF CUSTOMER REVENUES AND RECEIVABLES

For the year ended December 31, 2020, four customers accounted for 85% of the Company's accounts receivable. Three customers accounted for 68% of the Company's revenue.

NOTE 5: NOTES PAYABLE

As of December 31, 2020:

Great America Financial services, collateralized by equipment, due in monthly payments of $1,188, including interest at 10.50%, through October 2022	$ 22,688
Current maturities	(12,454)
Long-term notes payable	$ 10,234

Principal payments on notes payable are due as follows, for years ended December 31:

2021	12,454
2022	10,234
	$ 22,688

As of December 31, 2020:

Bank of America, collateralized by equipment, due in monthly payments of $1,464, including interest at 4.99%, through June 2022	$ 25,067
Current maturities	(16,752)
Long-term notes payable	$ 8,315

Principal payments on notes payable are due as follows, for years ended December 31:

2021	16,752
2022	8,315
	$ 25,067

NOTE 6: COMMITMENTS AND CONTINGENCIES

Lease expense for certain office equipment for the year ended December 31, 2020 was $12,842 and is included in occupancy and equipment expense.

NOTE 7: RELATED PARTY TRANSACTIONS

All related parties are controlled by the stockholder of the Company. Related party transactions for the year ended December 31, 2020 are as follows:

Pursuant to an Expense Sharing Agreement the Company received $307,390 from Aspire Advisors, Inc. ("Aspire"), a related company, for certain services provided to the related company. Company policy is to record the receipts as a reduction of expense. The expense reductions received from Aspire for the year ended December 31, 2020 were:

Compensation and benefits	$ 29,224
Insurance	62,266
Occupancy and equipment	107,891
Other expenses	108,009
Expense Sharing Agreement receipts	$ 307,390

As of December 31, 2020, the Company has a receivable balance of $2,952 due from Aspire.

The Company paid $120,000 to Hamilton Cavanaugh, LLC, a related company, for office space utilized by the Company. The Company's share, net of the Expense Sharing Agreement with Aspire is $12,109.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2020 the Company had net capital of $253,881 which was $248,577 above its required net capital of $5,304. The Company's ratio of aggregate indebtedness to net capital was .31 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 9: LEASES

The Company has obligations under two operating leases with initial non-cancelable terms in excess of one year covering office equipment. These leases are included in right-of-use assets and lease liabilities on the company's Statement of Financial Condition. The company's current leases expire in 2022 and include the option to renew or terminate. The company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable, the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate of 5.5% over the remaining lease terms of 2.5 years based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Aggregate annual payments under this lease agreement at December 31, 2020 are approximately as listed in the table below:

Year Ending December 31,

2021	$	12,842
2022		6,101
		18,943
Present value of lease payments	$	16,787

NOTE 10: ECONOMIC RISKS

In early 2020, the World Health Organization declared COVID-19 to constitute a "Public health emergency of international concern." The COVID-19 pandemic has disrupted economic markets and the duration, spread, and economic impact of the virus is unknown at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government restrictions or advisories affecting financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11: PAYCHECK PROTECTION PLAN

In response to economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") provided for a Paycheck Protection Program (PPP) Loan to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for certain qualifying costs as defined in the CARES Act.

In May 2020, the Company was funded a PPP Loan in the amount of $10,415 with an interest rate of 1%. The Company plans to apply for, and receive forgiveness for, the full amount in 2021, as all loan proceeds were used for qualifying costs. It is anticipated that forgiveness of the loan will be recognized as income in 2021.

The Company will continue to monitor the COVID-19 situation closely.

NOTE 12: SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through March 30, 2021, the date of the filing of this report. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or be required to be recognized in the financial statements as of December 31, 2020.